# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Purple Biotech Ltd., CIK 0001614744
CUSIP: 74638P208
Title of class of securities: American Depositary Shares, each representing 200 Ordinary Shares
Address of issuer's principal executive offices: 4 Oppenheimer Street, Science Park,, Rehovot, Israel (L3), 7670104
Date of event which requires filing of this statement: 09/04/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002052389

## Reporting persons
- Orca Capital AG: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); sole voting power 605,000; shared voting power 0; sole dispositive power 605,000; shared dispositive power 0; aggregate amount beneficially owned 605,000 (9.9% of the class)
  Comment: All ownership percentages set forth in this Schedule 13G are calculated based upon an aggregate of 6,085,450 American Depositary Shares ("ADSs"), each representing 200 Ordinary Shares, outstanding immediately after giving effect to the completion of the Issuer's registered offering and excludes 2,000,000 ADSs issuable upon the exercise of Series B warrants and 395,000 ADSs issuable upon the exercise of pre-funded warrants held by the Reporting Person, subject to the 4.99% blocker (defined below).
  
  Pursuant to the terms of the pre-funded and Series B warrants, as described in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on September 5, 2025, the Reporting Person cannot exercise any of the pre-funded or Series B warrants to the extent the Reporting Person would beneficially own, after any such exercise, more than 4.99% of the Issuer's outstanding Ordinary Shares, including Ordinary Shares represented by ADSs (the "4.99% Blocker").

## Item 1. Issuer
Name of issuer: Purple Biotech Ltd.
Address of issuer's principal executive offices: 4 Oppenheimer Street, Science Park,, Rehovot, ISRAEL, 7670104.

## Item 2. Person Filing
Name of person filing: Orca Capital AG
Address of principal business office or, if none, residence: Sperlring 2 85276 Hettenshausen Deutschland
Citizenship: Germany

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 605,000
Percent of class: 9.9%
Sole power to vote or to direct the vote: 605,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 605,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Orca Capital AG: /s/ Thomas Konig, Thomas Konig/Director (09/09/2025)